

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

October 9, 2009

By U.S. Mail and Facsimile to 971-544-3750

Ronald L. Farnsworth
Executive Vice President and Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street
Suite 1200
Portland, Oregon 97258

> **Re: Umpqua Holdings Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2008
> and related filings
> File No. 000-25597**

Dear Mr. Farnsworth:

We have completed our reviews of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Todd K. Schiffman
Assistant Director